UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2024

Fundrise Growth eREIT III, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 55 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The consolidated financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT III, LLC is a Delaware limited liability company formed on October 5, 2018 to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. We use substantially all of the net proceeds raised from our offerings to originate, acquire, and structure a diversified portfolio of real estate properties. We may also invest, to a limited extent, in real estate loans, as well as real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT III”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT III, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2019 and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular filed with the SEC, which may be accessed here (beginning on page 24), as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, the Company filed an offering statement on January 9, 2024 qualifying $75.0 million in common shares for sale pursuant to Regulation A. As of June 30, 2024 and December 31, 2023, we had raised total gross offering proceeds of approximately $49.9 million and $49.4 million, respectively, from settled subscriptions (including approximately $100,000 received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offerings and private placements for an aggregate of approximately 5.0 million and 4.9 million, respectively, of our common shares. Assuming the settlement for all subscriptions received, approximately $74.5 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of June 30, 2024.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless the Offering is terminated by our Manager at an earlier time. The per share purchase price is currently adjusted by our Manager at the beginning of every fiscal quarter (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$17.37	Form 1-U
March 31, 2023	$16.88	Form 1-U
June 30, 2023	$16.35	Form 1-U
September 30, 2023	$15.81	Form 1-U
December 30, 2023	$14.73	Form 1-U
March 29, 2024	$15.17	Form 1-U
June 29, 2024	$15.38	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2024 and December 31, 2023, approximately 1,891,000 and 1,620,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We primarily generate cash flows through distributions from equity method investees and proceeds from our Offering. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Investments in Equity Method Investees, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2024 and 2023, we had total net losses of approximately $296,000 and $117,000, respectively.

Expenses

Property Operating and Maintenance

For the six months ended June 30, 2024 and 2023, we incurred property operating and maintenance expense of approximately $1,000 and $28,000, respectively. The decrease in property operating and maintenance expense is due to the sale of our only consolidated rental real estate property on November 8, 2023. As of June 30, 2024 and December 31, 2023, we had no consolidated real estate investment properties.

Investment Management Fees – Related Party

For the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $216,000 and $270,000, respectively. The decrease in investment management fees is directly related to a decrease in our quarterly NAV, as the investment management fee is calculated as a percentage of NAV each quarter. The overall decrease in NAV is attributable to the decline in the fair value of our existing real estate investments period over period and the sale of our remaining rental real estate property in November 2023.

General and Administrative

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expense of approximately $146,000 and $189,000, respectively, which includes auditing and professional fees, transfer agent fees, software subscription costs and other expenses associated with operating our business. The decrease in general and administrative expense is primarily due to an decrease in professional fees compared to the prior period.

Other Income (Expense)

Equity in Earnings

For the six months ended June 30, 2024 and 2023, we had equity in earnings of approximately $9,000 and $619,000 from our equity method investees, respectively. The decrease in equity in earnings is due to decreased performance in the Company’s investments in equity method investees, primarily driven by increased property level operating and maintenance expenses.

Dividend Income

For the six months ended June 30, 2024 and 2023, we earned dividend income of approximately $58,000 and $0, respectively. The increase in dividend income is primarily attributable to money market dividends earned in connection with the cash sweep account opened in November 2023.

Interest Expense – Related Party

For the six months ended June 30, 2024 and 2023, we incurred interest expense of approximately $0 and $243,000, respectively. The decrease in interest expense is due to an overall lower average principal balance outstanding on related party promissory notes during the six months ended June 30, 2024 compared to the prior comparative period. See Note 6, Related Party Arrangements, in our consolidated financial statements for more information.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly- Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Exit Price(1)	Projected Hold Period(1)	Overview (Form 1-U)
RSE E353 Controlled Subsidiary(2)	Los Angeles, CA	Multifamily	1,800	03/28/2019	$775,000	$20,000	$1,139,000 -$1,485,000	10 years	Initial	Update

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(2)	On November 8, 2023, the underlying property at the RSE E353 Controlled Subsidiary was sold for net proceeds of $1.1 million.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE SW4 Controlled Subsidiary	Dallas- Fort Worth MSA	Multifamily	06/28/2019	$40,877,070	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of June 30, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 6, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offerings, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2024, we had deployed approximately $44.3 million for two investments and had approximately $2.7 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. Other than our investments, we have no additional future funding commitments. As of June 30, 2024, we anticipate that cash on hand, proceeds from our Offering, and distributions received from equity method investees will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. As of September 12, 2024 and June 30, 2024, we had approximately $709,000 and $700,000, respectively outstanding of unsecured Company level debt, including principal and accrued interest. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past six months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. The magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year. Further, as a result of the sustained strong operating performance of our properties, we have been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade.

Looking ahead, we plan to continue to actively deploy into both new equity and credit investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are at temporarily depressed prices. With interest rates stabilizing, we expect improvement in property fundamentals will continue to result in further positive gains over the next several quarters. Furthermore, we expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Recent Developments

Status of our Offering

During the period from July 1, 2024 through September 12, 2024, the Company issued approximately 21,000 common shares for gross offering proceeds of approximately $326,000, which included any private placements to third parties.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT III, LLC

Fundrise Growth eREIT III, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (*)
ASSETS
Cash and cash equivalents	$2,692	$4,946
Other assets, net	11	29
Investments in equity method investees	13,956	15,352
Total Assets	$16,659	$20,327

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$56	$69
Due to related party	109	121
Settling subscriptions	1	-
Redemptions payable	2,022	2,139
Distributions payable	40	362
Notes payable - related party	700	-
Total Liabilities	2,928	2,691

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 4,976,492 and 4,942,781 shares issued and 3,085,847 and 3,323,188 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	24,647	28,189
Accumulated deficit and cumulative distributions	(10,916)	(10,553)
Total Members’ Equity	13,731	17,636
Total Liabilities and Members’ Equity	$16,659	$20,327

* Derived from audited consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

F-1

Fundrise Growth eREIT III, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Revenue
Revenue	$-	$-
Total revenue	-	-

Expenses
Depreciation and amortization	-	6
Property operating and maintenance	1	28
Investment management fees - related party	216	270
General and administrative expenses	146	189
Total expenses	363	493

Other income (expense)
Equity in earnings (losses)	9	619
Dividend income	58	-
Interest expense - related party	-	(243)
Total other income (expense)	67	376

Net loss	$(296)	$(117)

Net loss per basic and diluted common share	$(0.09)	$(0.03)
Weighted average number of common shares outstanding, basic and diluted	3,268,004	3,532,627

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

F-2

Fundrise Growth eREIT III, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2023 (*)	3,323,188	$28,189	$(10,554)	$17,635
Proceeds from issuance of common shares	33,711	505	-	505
Offering costs	-	(20)	-	(20)
Distributions declared on common shares	-		(66)	(66)
Redemptions of common shares	(271,052)	(4,027)	-	(4,027)
Net loss	-	-	(296)	(296)
June 30, 2024 (unaudited)	3,085,847	$24,647	$(10,916)	$13,731

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2022 (*)	3,749,893	$35,273	$(8,903)	$26,370
Offering costs	-	(11)	-	(11)
Distributions declared on common shares	-	-	(584)	(584)
Redemptions of common shares	(174,137)	(2,947)	-	(2,947)
Net loss	-	-	(117)	(117)
June 30, 2023 (unaudited)	3,575,756	$32,315	$(9,604)	$22,711

* Derived from audited consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Growth eREIT III, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(296)	$(117)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	-	6
Equity in earnings	(9)	(619)
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	19	4
Net increase (decrease) in accounts payable and accrued expenses	(14)	(2)
Net increase (decrease) in due to related party	(13)	134
Net cash used in operating activities	(313)	(594)
INVESTING ACTIVITIES:
Return of investment from equity method investees	1,405	1,471
Net cash provided by investing activities	1,405	1,471
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	505	-
Proceeds from notes payable - related party	700	3,000
Proceeds from settling subscriptions	1	-
Redemptions paid	(4,144)	(2,561)
Distributions paid	(388)	(751)
Offering costs paid	(20)	-
Net cash used in financing activities	(3,346)	(312)

Net increase (decrease) in cash and cash equivalents	(2,254)	565
Cash and cash equivalents, beginning of period	4,946	1,518
Cash and cash equivalents, end of period	$2,692	$2,083

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid - related party	$-	$87

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Growth eREIT III, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT III, LLC was formed on October 5, 2018, as a Delaware limited liability company and commenced operations on February 22, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT III, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and may also invest in real estate-related debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2019. As of June 30, 2024, we have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. We have elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) have been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

On January 9, 2024, the Company filed an offering statement qualifying up to $75.0 million in common shares for sale pursuant to Regulation A, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2024 and December 31, 2023, after redemptions, the Company has net common shares outstanding of approximately 3.1 million and 3.3 million, respectively, including common shares held by related parties. As of June 30, 2024 and December 31, 2023, Rise Companies Corp. (the “Sponsor”) owned 500 common shares. As of June 30, 2024 and December 31, 2023, Fundrise, L.P., an affiliate of the Sponsor, owned 0 and 9,500 common shares, respectively. As of June 30, 2024 and December 31, 2023, the total amount of equity issued by the Company on a gross basis was approximately $49.9 million and $49.4 million, respectively. As of June 30, 2024 and December 31, 2023, the total amount of settling subscriptions was approximately $1,000 and $0, respectively. These amounts were based on a per share price of $15.17 and $15.81 as of June 30, 2024 and December 31, 2023, respectively.

F-5

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net loss for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

F-6

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2024 and December 31, 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income or loss available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and 2023.

Offering Costs

Offering costs include all expenses to be paid by the Company in connection with the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the six months ended June 30, 2024 and 2023, the Company directly incurred offering costs of approximately $20,000 and $11,000, respectively. As of June 30, 2024 and December 31, 2023, no offering costs remained payable.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

F-7

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2024 and 2023.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2019, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2024 and 2023. No gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and December 31, 2023.

Beginning with the year ended December 31, 2020, we elected to treat our sole wholly-owned subsidiary as a QRS. A QRS is a corporation that is wholly-owned by the Company and is disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

F-8

As of June 30, 2024, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$15,352	$33,644
Distributions from equity method investees	(1,405)	(18,540)
Equity in earnings of equity method investees	9	248
Ending balance	$13,956	$15,352

As of June 30, 2024 and December 31, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, investments in equity method investees includes a 51% non-controlling member interest in SW4 JV LP, whose activities are carried out through Dallas SW4, comprised of four stabilized garden-style multifamily properties located in the Dallas-Fort Worth MSA.

(2)	Acquired in 2019, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. As of June 30, 2024 and December 31, 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $3.9 million and $3.8 million, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

F-9

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2024	As of December 31, 2023
Real estate assets, net	$187,767	$187,325
Other assets (1)	170,261	79,213
Total assets	358,028	266,538

Mortgage notes payable	166,228	166,228
Other liabilities (2)	40,075	6,997
Equity	151,725	93,313
Total liabilities and equity	$358,028	$266,538
Company’s equity investment	$13,956	$15,352

(1)	As June 30, 2024 and December 31, 2023, approximately $99.7 million and $57.3 million, respectively, of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending. See Note 6, Related Party Arrangements for further information regarding National Lending

(2)	As of June 30, 2024 and December 31, 2023, approximately $32.0 million and $0 of “Other liabilities” represent promissory notes issued from an affiliated eREIT to National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Total revenue	$17,279	$14,138
Total expenses	15,295	12,801
Net income	$1,984	$1,337
Company’s equity in net income of investee	$9	$619

4.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $66,000 and $1.0 million, respectively.  Of the distributions declared during the six months ended June 30, 2024 and the year ended December 31, 2023, approximately $26,000 and $687,000, respectively, were paid or reinvested. Approximately $40,000 and $362,000 remained payable as of June 30, 2024 and December 31, 2023, respectively.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of the fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

F-10

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, contractual receivables, other assets, and promissory notes to related parties reported in the consolidated balance sheets approximate fair value because of the short maturity of these instruments.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2024 and 2023, the Manager incurred approximately $3,000 and $2,000 of costs on our behalf, respectively. As of June 30, 2024 and December 31, 2023, approximately $0 and $1,000, respectively, of operating costs remain payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $216,000 and $270,000, respectively. As of June 30, 2024 and December 31, 2023, approximately $107,000 and $120,000, respectively, of investment management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. As of June 30, 2024 and December 31, 2023, no development management fees have been incurred or paid to the Manager.

F-11

Additionally, the Company is required to pay the Manager for servicing any non-performing assets. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. For the six months ended June 30, 2024 and 2023, no special servicing fees have been incurred or paid to the Manager. As of June 30, 2024 and December 31, 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the six months ended June 30, 2024 and 2023, no disposition fees have been incurred. As of June 30, 2024 and December 31, 2023, no disposition fees are payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. Fundrise Lending, LLC allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P., Member

Fundrise, L.P., an affiliate of our Sponsor, was a member of the Company and held 9,500 shares as of December 31, 2023. As of June 30, 2024, Fundrise, L.P. held 0 shares and is no longer a member of the Company. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and 2023, the Sponsor incurred approximately $20,000 and $33,000 of costs on our behalf, respectively, in connection with the Shared Services Agreement. As of June 30, 2024 and December 31, 2023, approximately $2,000 and $0, respectively, were due and payable to the Sponsor.

F-12

For the six months ended June 30, 2024 and 2023, no acquisition fees related to investments in real estate properties were incurred or paid to the Sponsor.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2024 and December 31, 2023, the Company has contributed approximately $3.4 million and $3.4 million for a 5.0% and a 5.3% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREIT are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Note	Maximum Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2024	Balance at December 31, 2023
2022 - A(1)(5)	$1,500	6.75%	01/03/2024	$-	$-
2022 - B(2)(5)	$1,000	6.00%	03/30/2024	$-	$-
2022 - C(3)(5)	$1,000	6.00%	06/29/2024	$-	$-
2022 - D(4)(5)	$1,000	6.50%	07/12/2024	$-	$-
2022 - E(5)	$2,000	5.25%	09/24/2023	$-	$-
2022 - F(5)	$1,000	5.25%	10/10/2023	$-	$-
2023 - A(5)	$1,000	6.75%	01/03/2024	$-	$-
2023 - B(5)	$1,000	6.00%	03/31/2024	$-	$-
2023 - C(5)	$1,000	6.00%	06/30/2024	$-	$-
2024 - A(6)	$900	6.50%	06/28/2025	$700	$-
				$700	$-

(1)

On January 3, 2023, the Company and National Lending agreed to modify and extend Note 2022 - A’s maturity date from January 3, 2023 to January 3, 2024. As a part of the extension, the interest rate was increased from 3.50% to 6.75% per annum.

(2)	On March 30, 2023, the Company and National Lending agreed to modify and extend Note 2022 - B’s maturity date from March 30, 2023 to March 30, 2024. As a part of the extension, the interest rate was increased from 3.50% to 6.00% per annum.

F-13

(3)	On June 29, 2023, the Company and National Lending agreed to modify and extend Note 2022 - C’s maturity date from June 29, 2023 to June 29, 2024. As a part of the extension, the interest rate was increased from 3.75% to 6.00% per annum.

(4)	On July 12, 2023, the Company and National Lending agreed to modify and extend Note 2022 - D’s maturity date from July 12, 2023 to July 12, 2024. As a part of the extension, the interest rate was increased from 4.50% to 6.50% per annum.

(5)	On July 20, 2023, the Company repaid this outstanding promissory note in full, including principal and accrued interest.

(6)	Note 2024 - A was executed with National Lending for a maximum drawdown amount of $900,000. As of June 30, 2024, the Company's total outstanding principal balance was $700,000 with $200,000 of additional drawdown capacity.

For the six months ended June 30, 2024 and 2023, the Company incurred approximately $0 and $243,000, respectively, in interest expense on promissory notes with National Lending. As of both June 30, 2024 and December 31, 2023, we had no outstanding accrued interest of payable to National Lending.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 12, 2024, for potential recognition or disclosure.

Status of our Offering

During the period from July 1, 2024 through September 12, 2024, the Company issued approximately 21,000 common shares for gross offering proceeds of approximately $326,000, which included any private placements to third parties.

F-14

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
2.2*	Amended and Restated Operating Agreement of Fundrise Growth eREIT III, LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A filed on July 17, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 17, 2023)
6.1*	Form of License Agreement between Fundrise Growth eREIT III, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 12, 2024.

Fundrise Growth eREIT III, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 12, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 12, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)